# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DarkHorse Technologies Inc., CIK 0001591956
CUSIP: 236918108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 2810 N Church St, Suite 90696, Wilmington, Delaware (DE), 19802
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0002134416
Persons authorized to receive notices and communications: Joel Block, c/o DarkHorse Technologies Inc., 2810 N Church St, Suite 90696, Wilmington, Delaware (DE), 19802, 647-952-5049

## Reporting persons
- Joel Block (CIK 0002134416): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 821,142; shared voting power 0; sole dispositive power 821,142; shared dispositive power 0; aggregate amount beneficially owned 821,142 (7.6% of the class)
  Comment: Consists of (i) 529,476 common shares, with no par value (the "Common Shares") of DarkHorse Technologies Inc. (the "Issuer"), (ii) 166,666 Common Shares underlying warrants issued by the Issuer in a private placement that are currently exercisable or exercisable within 60 days of the date hereof, and (iii) 125,000 Common Shares underlying restricted stock units that will vest within 60 days of the date hereof. The percentage reported in Row 13 is based on 10,861,162 Common Shares, consisting of 10,569,496 Common Shares issued and outstanding as publicly disclosed by the Issuer in its corporate presentation filed on a Form 8-K filed on September 14, 2026, plus 166,666 Common Shares issuable upon exercise of the warrant and 125,000 Common Shares issuable upon vesting and settlement of restricted stock units within 60 days of the date of this Statement. Does not include 375,000 Common Shares underlying restricted stock units granted to the Reporting Person that are scheduled to vest more than 60 days of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: DarkHorse Technologies Inc.
Address of issuer's principal executive offices: 2810 N Church St, Suite 90696, Wilmington, Delaware (DE), 19802

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Joel Block.
Residence or business address: The principal business address of the Reporting Person is 2810 N Church St, Suite 90696, Wilmington, Delaware 19802.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer. The Issuer is a digital infrastructure company that owns, operates and is expanding scalable power and data center assets for high-performance computing, artificial intelligence workloads and digital asset infrastructure. The Issuer's principal executive offices are located at the address set forth in Item 2(b).
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On September 11, 2026 (the "Closing Date"), the Reporting Person acquired 166,666 units of the Issuer in a private placement for an aggregate purchase price of approximately $499,998 (or $3.00 per unit) (the "Private Placement"), pursuant to a Securities Purchase Agreement, dated September 8, 2026, by and among the Issuer and the purchasers named therein (the "Purchase Agreement"). Each unit consisted of one Common Share and one warrant (the "Warrant") to purchase one Common Share. The purchase price was paid using personal funds.

Except for the 166,666 units purchased in the Private Placement, all other securities reported herein were acquired pursuant to equity awards granted by (i) Cathedra Bitcoin Inc. ("Cathedra"), in connection with the Reporting Person's service as Chief Executive Officer of Cathedra, and assumed by the Issuer in connection with its previously announced acquisition of Cathedra Bitcoin Inc. and (ii) the Issuer in connection with the Reporting Person's service as Chief Executive Officer. Such awards were granted for no cash consideration.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 3 above is hereby incorporated into this Item 4 by reference. The Reporting Person acquired the securities reported herein for investment purposes and in connection with his service as the Chief Executive Officer and a member of the Board of Directors of the Issuer. In his capacity as Chief Executive Officer and a member of the Board of Directors of the Issuer, the Reporting Person is involved in the management of the Issuer and may have influence over the Issuer's corporate activities, including activities which may relate to the matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

As of the date hereof, the Reporting Person, in his individual capacity, does not have any present plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Person may, at any time and from time to time, (i) review or reconsider his position in the Issuer or change his purpose or formulate plans or proposals with respect thereto or (ii) propose or consider one or more of the actions described in clauses (a) through (j) of Item 4 to Schedule 13D.

From time to time, the Reporting Person may also acquire beneficial ownership of additional Common Shares or other securities of the Issuer as compensation from the Issuer, by purchase or otherwise, including, but not limited to, awards of restricted Common Shares, options to purchase Common Shares, and restricted stock units for Common Shares, or dispose of some or all of the Common Shares beneficially owned by the Reporting Person in the open market or in privately negotiated transactions (which may be with the Issuer or with third parties) on such terms and at such times as the Reporting Person may deem advisable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.
Transactions in the class effected during the past sixty days: The information contained in Item 3 and Item 6 are incorporated by reference herein. Except for the Private Placement in September 2026, no transactions in the Issuer's Common Shares were effected during the past 60 days by the Reporting Person.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On the Closing Date, the Reporting Person acquired 166,666 units of the Issuer in the Private Placement for an aggregate purchase price of approximately $499,998 pursuant to the Purchase Agreement. Each unit purchased by the Reporting Person consisted of one Common Share and one Warrant to purchase one Common Share.

The Warrant entitles the Reporting Person to purchase 166,666 Common Shares at an exercise price of $3.50 per Common Share, is immediately exercisable and expires five years after the Closing Date. The Warrant is subject to the 19.99% beneficial ownership limitation pursuant to which the warrant may not be exercised to the extent that, after giving effect to such exercise, the Reporting Person and his affiliates and attribution parties would beneficially own more than 19.99% of the Issuer's outstanding Common Shares.

Pursuant to the Purchase Agreement, the securities acquired in the Private Placement are subject to a six-month contractual lock-up commencing on the Closing Date and expiring on March 11, 2027, subject to the terms and exceptions set forth in the Purchase Agreement.

The Reporting Person is also a party to a Registration Rights Agreement, dated September 11, 2026, by and among the Issuer and the purchasers named therein, pursuant to which the Issuer agreed to register for resale the Common Shares acquired in the Private Placement and the Common Shares issuable upon exercise of the Warrant.

The descriptions of the Purchase Agreement, the Warrant and the Registration Rights Agreement in this Statement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference as Exhibits 99.1, 99.2 and 99.3, respectively, to this Statement.

Except as described in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Securities Purchase Agreement, dated September 8, 2026, by and among DarkHorse Technologies Inc. (formerly Sphere 3D Corp.) and the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2026).

99.2 Form of Common Share Purchase Warrant (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2026).

99.3 Registration Rights Agreement, dated September 11, 2026, by and among DarkHorse Technologies Inc. (formerly Sphere 3D Corp.) and the purchasers party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 11, 2026).

## Signatures
- Joel Block: /s/ Joel Block, Joel Block (10/06/2026)